Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT MEMBERS IN 2017

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of Directors, Supervisors and Senior Management members of the Company in its 2017 Annual Report on a preliminary basis. Information regarding their final compensation in 2017 is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2017 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yang Mingsheng	Chairman and Executive Director	—	—	—	—	—	—	—	—
Lin Dairen	Executive Director and President	140.00	140.00	280.00	84.00	21.88	301.88	84.00	217.88
Xu Hengping	Executive Director and Vice President	113.40	113.40	226.80	68.04	21.66	248.46	68.04	180.42
Xu Haifeng	Executive Director and Vice President	113.40	113.40	226.80	68.04	21.66	248.46	68.04	180.42

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2017 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Wang Sidong	Non-executive Director	—	—	—	—	—	—	—	—
Liu Huimin	Non-executive Director	—	—	—	—	—	—	—	—
Yin Zhaojun	Non-executive Director	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Robinson Drake Pike	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Tang Xin	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Leung Oi-Sie Elsie	Independent Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Miao Ping	Chairman of the Board of Supervisors	114.80	114.80	229.60	68.88	21.66	251.26	68.88	182.38
Shi Xiangming	Supervisor	57.16	72.02	129.18	—	32.24	161.42	—	161.42
Xiong Junhong	Supervisor	—	—	—	—	—	—	—	—
Wang Cuifei	Employee Representative Supervisor	52.75	91.48	144.23	—	31.41	175.64	—	175.64
Li Guodong	Employee Representative Supervisor	21.07	18.26	39.33	—	11.47	50.80	—	50.80
Li Mingguang	Vice President, Chief Actuary and Board Secretary	113.40	113.40	226.80	68.04	21.84	248.64	68.04	180.60
Zhao Lijun	Vice President	113.40	113.40	226.80	68.04	21.71	248.51	68.04	180.47
Xiao Jianyou	Vice President	112.00	112.00	224.00	67.20	21.71	245.71	67.20	178.51
Zhao Peng	Assistant to the President	26.25	24.94	51.19	14.96	5.54	56.73	14.96	41.77

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2017 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Ruan Qi	Chief Information Technology Officer	98.00	98.00	196.00	58.80	29.94	228.94	58.80	167.14
Zhan Zhong	Marketing Director and Employee Representative Supervisor	83.50	96.05	179.55	32.59	31.15	210.70	32.59	178.11
Information regarding the compensation of Directors, Supervisors and Senior Management members who resigned or retired in 2017
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Liu Jiade	Non-executive Director	—	—	—	—	—	—	—	—
Zheng Yong	Board Secretary	35.00	35.00	70.00	21.00	10.39	80.39	21.00	59.39

TOTAL	/	/	/	/	/	/	/	/	2,260.95

Notes:

1.

The total compensation before tax in the above table refers to the total amount of compensation of Directors, Supervisors and Senior Management members of the Company for the year 2017 and includes the amount disclosed in the Company’s 2017 Annual Report.

2.	The compensation for Directors, Supervisors and Senior Management members of the Company is calculated based on their respective terms of office in 2017.
3.	The compensation for Directors and Supervisors of the Company in 2017 is subject to the approval at the 2018 Annual General Meeting of the Company.
4.	The Chairman of the Company received compensation from the controlling shareholder of the Company in accordance with the relevant regulations.
5.	Mr. Zhan Zhong resigned as an Employee Representative Supervisor of the Company on 22 August 2017 and was appointed as the Marketing Director on 24 August 2017.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 23 August 2018

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie

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